ROSA A. TESTANI 212.872.8115/fax: 1.212.872.1002 rtestani@akingump.com

July 11, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mark P. Shuman
Branch Chief – Legal

Re:	EVERTEC, Inc.
Registration Statement on Form S-4
Filed April 14, 2011
File No. 333-173504

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated June 17, 2011, with respect to the Registration Statement referenced above (the “Registration Statement”). The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

For your convenience, we have set forth below the Staff’s comments as set forth in the June 17, 2011 letter, followed by the Company’s responses thereto (including page references to the original Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Please note that the Company is providing the Staff with its responses prior to amending the Registration Statement because the Company believes that, based on the facts and circumstances, an amendment to its disclosures generally is not required in order to respond to the Staff’s comments. However, the Company does plan to file an amendment to the Registration Statement after the Staff has considered its responses, which amendment will address any remaining comments, include updated financial statements pursuant to Rule 3-12 of Regulation S-X and include all remaining exhibits to be filed.

Risk Factors, page 24

1.	We note the information in your response to prior comment 2 regarding Syria and the OFAC sanctions. Notwithstanding the legality of your contacts with Syria, please provide the information we requested in our prior letter regarding your

One Bryant Park / New York, New York 10036-6745 / 212.872.1000 / fax: 212.872.1002 / akingump.com

Securities and Exchange Commission

July 11, 2011

contacts or transactions involving Syria. Please tell us whether and how this information affects the materiality analysis set forth in your June 3, 2011 letter, and tell us the amount of revenues received from transactions relating to Syria for the past three fiscal years and the subsequent interim period.

As noted in the June 3, 2011 response to the Staff’s prior comment 2, the Company and its subsidiaries have not in the past and do not now conduct business, or have agreements, commercial arrangements or other contracts with the government of Syria or with any entities controlled by the government of Syria. The Company further advises the Staff that the Company and its subsidiaries do not have any agreements, commercial arrangements or other contracts with any persons or entities located in Syria. However, as noted in the June 3, 2011 response letter, customers of the Company and its subsidiaries’ customers who are issued credit or debit cards may travel to Syria and while in Syria use these credit or debit cards to make purchases or receive cash advances; to make cash withdrawals; or to use other services offered with these cards (e.g., to make balance inquiries) using automated teller machines (ATMs). Processing these transactions are the only contacts that the Company and its subsidiaries have with Syria.

The Company is able to identify transactions that originate in Syria in each of the several electronic processing systems that the Company and its subsidiaries use to process credit and debit card transactions. However, due to the large volume of all transactions processed by the Company and its subsidiaries on a monthly basis, the Company does not retain information on all transactions they have processed for the past three fiscal years. Depending on the electronic processing system involved, the Company retains historical transaction information for varying lengths of time, the shortest being 90 days. Accordingly, in order to respond to the Staff’s comment, the Company has reviewed those transactions across all of its electronic processing systems that they have processed for the 90 day period ending on June 21, 2011. During this period, the Company and its subsidiaries processed a total of 51 debit and credit card transactions that originated in Syria. If customers of the Company and its subsidiaries’ customers originated credit and debit card transactions at the same rate over the past three years, the Company and its subsidiaries would have processed a total of 612 transactions that originated in Syria, which is a de minimis amount considering that, as noted in the June 3, 2011 response letter, in 2010 alone the Company and its subsidiaries processed over 750 million debit and credit card transactions.

The Staff is also supplementally advised that while the revenue the Company and its subsidiaries receive for processing transaction varies according to its customer agreements, the Company and its subsidiaries received a total of approximately $1.68 for

Securities and Exchange Commission

July 11, 2011

the 51 debit and credit card transactions they processed during the specified 90 day period. If this amount were annualized and multiplied for three fiscal years, and an additional pro rata amount was added to this amount for the six months ended June 30, 2011, the Company and its subsidiaries would have received total revenue of approximately $20. The Company and its subsidiaries note that this amount is approximately 0.000002% of the total revenues it earned during this same period. Because of the limited and infrequent nature of these transactions and the de minimis amount of revenue generated from these transactions involving Syria, the Company does not view these contacts as material to its business on either a quantitative or qualitative basis.

2.	We note that the information set forth in your response to prior comment 5. Please confirm to use that you will update the disclosure relating to the OFAC matter in this filing or in future periodic reports, to the extent that you receive a response from OFAC or there are any further significant developments.

The Company confirms that it will update the disclosures relating to the OFAC matter in future pre-effective amendments to the Registration Statement or in subsequent periodic reports filed with the Commission, to the extent the Company receives a response from OFAC or there are any further significant developments.

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,
/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission
Matthew Crispino

EVERTEC, Inc.
Luisa Wert Serrano, Esq.